November 3, 2009
Via EDGAR
Ms. Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Lakes Entertainment, Inc. Registration Statement on Form S-3 Filed September 30, 2009 File No. 333-162235
Dear Ms. Ravitz:
     We are writing in response to the comments we received from you by letter dated October 27, 2009, regarding the above-referenced filing of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses. To respond to your comments, the Company is filing concurrently with this letter pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including applicable exhibits, and for your convenience, we will send you by overnight delivery four (4) copies of this letter and marked copies of Amendment No. 1 and certain exhibits (against the Registration Statement and the applicable exhibits initially filed on September 30, 2009).
General
1.	Please confirm that you will file an unqualified legal opinion at the time of each takedown.
     We hereby confirm that we will file an unqualified legal opinion at the time of each takedown.
Registration Statement Cover Page
2.	Please revise footnote (6) so that it tracks the language of Rule 416. In that connection, please note that Rule 416 covers only stock splits, stock dividends and similar transactions and does not cover standalone anti-dilution adjustments to which you refer.
     Footnote (6) has been revised to read as follows to track the language of Rule 416:

Pursuant to Rule 416(a) under the Securities Act, there is also being registered such indeterminate number of shares of our common stock as may be issued from time to time with respect to shares being registered hereunder to prevent dilution resulting from stock splits, stock dividends or similar transactions.
Exhibit 5.1
3.	The last three sentences of the second-to-last paragraph of the legal opinion include overly broad assumptions regarding jurisdiction. Please be advised that the opinion must opine on all laws of the states governing each class of securities being registered. In that connection, we note that you are a Minnesota corporation, but the indenture covering debt securities is governed by New York law. Accordingly, please revise to opine on all laws of the applicable governing jurisdictions and remove all qualifications to the opined upon laws.

The opinion of Gray Plant Mooty Mooty Bennett, P.A., has been revised to opine on the laws of the States of Minnesota and New York and all qualifications to the opined upon laws have been removed in response to your comment.

4.	In your next amendment, please eliminate the second-to-last sentence of the exhibit. It is inappropriate to limit reliance on the legal opinion.
     The opinion of Gray Plant Mooty Mooty Bennett, P.A., has been revised to eliminate the second-to-last sentence in response to your comment.
     Should you have any questions, please contact the undersigned at (952) 449-9092.

Very truly yours,
/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

cc:	Gray Plant Mooty Mooty Bennett, P.A. Daniel Tenenbaum, Esq. Jeffery C. Anderson, Esq.